Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Plover Animation Inc.
2848 Ophelia Way
Myrtle Beach, SC 29577
http://ploveranimation.com/

Up to $1,069,999.68 in Common Stock at $0.96
Minimum Target Amount: $9,999.36

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Plover Animation Inc.
Address: 2848 Ophelia Way, Myrtle Beach, SC 29577
State of Incorporation: SC
Date Incorporated: March 02, 2022

Terms:

Equity

Offering Minimum: $9,999.36 | 10,416 shares of Common Stock
Offering Maximum: $1,069,999.68 | 1,114,583 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.96
Minimum Investment Amount (per investor): $248.64

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

<u>Amount-Based:</u>

$500+ Beach Hatchling

Access to "Plover Flock" Discord community channel

Name recognition on the investors page of our website

$1,000+ Fluff Ball With Legs

5% bonus shares

Access to "Plover Flock" Discord community channel

Name recognition on the investors page of our website

10% off animation services

$2,500+ Happy as a Clam Hunter

10% bonus shares

Access to "Plover Flock" Discord community channel

Name recognition on the investors page of our website

15% off animation services

$10,000+ Sand Scurrier Master

15% bonus shares

Access to "Plover Flock" Discord community channel

Name recognition on the investors page of our website

20% off animation services

$25,000+ Plover Flock Leader

20% bonus shares

Access to "Plover Flock" Discord community channel

Invitation to attend quarterly investor calls

Invitation to attend and be a sponsor of virtual or in-person community events

One-on-one meeting with the CEO

Name recognition on the investors page of our website

25% off animation services

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Plover Animation Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.96 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $96. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

We are creating animated content for the next stage of the internet, called Web3.0, which involves virtual worlds and is built on blockchain technology.

Called “the metaverse”, this new frontier is an interactive digital space that is created for people and brands to engage with others around the world.

Our company will create high-quality digital art, virtual world assets (such as environments and characters), and animated films.

Plover Animation was incorporated in 2022 in South Carolina. Currently, the CEO of Plover Animation, Jennifer Hotai Dale, spends approximately 30 hours per week with her company, MintPrint LLC, and 20 hours per week with Plover Animation. She currently needs funding to be able to focus on Plover Animation and plans on transitioning more full-time to Plover in August 2022. At this time, MintPrint provides Jennifer's primary salary and she does not expect to take a salary from Plover Animation until the business has funding and is fully operational. This is an early-stage company which is in need of funding to develop.

Competitors and Industry

Just like us, Spire Animation Studios is developing feature films for the Metaverse (which they received 20M in funding for), their directors & writers are alumni of major studios like Disney and Sony, and their team members worked on highly-acclaimed movies & games.

However, we believe they do not prioritize inclusiveness & diversity, they do not have a dedicated creative team for art, or collaborate with Metaverse communities.

Tafi values inclusiveness with the avatars that they create for people of all backgrounds, and they are a big player in the Metaverse communities.

Catexa's strength is in branded characters & interactive media solutions, but they lack any of the aforementioned features and values.

In our opinion, we have the all of the above strengths, and our strategic advantage is focused on collaboration and partnerships with Metaverse communities to build opportunities.

Current Stage and Roadmap

We are currently in the pre-seed stage.

Our goal for the first year is to establish our presence in the Metaverse space. In the first 12 months we will start with developing our company culture, followed by hiring & onboarding, then contacting leads, developing animation services, and developing metaverse short films.

In the following 4 years, we'll increase our number of projects by forming more partnerships. As we establish ourselves and expand our team, we'll be able to penetrate the big brand market for larger metaverse projects.

The Team

Officers and Directors

Name: Jennifer Hotai Dale

Jennifer Hotai Dale's current primary role is with MintPrint LLC. Jennifer Hotai Dale currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President, Treasurer, Secretary, Director
  Dates of Service: March 02, 2022 - Present
  Responsibilities: Company operations, team management, creatives. Currently does not take a salary. Currently, Jennifer spends approximately 30 hours per week with her company, MintPrint LLC, and 20 hours per week with Plover Animation. She currently needs funding to be able to focus on Plover Animation and plans on transitioning more full-time to Plover in August 2022. At this time, MintPrint provides Jennifer's primary salary and she does not expect to take a salary from Plover Animation until the business has funding and is fully operational.

Other business experience in the past three years:

- **Employer:** MintPrint LLC
  Title: Owner
  Dates of Service: September 29, 2015 - Present
  Responsibilities: Operations and graphic design

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product,

that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable

to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a

prototype for our metaverse films. Delays or cost overruns in the development of our metaverse films and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Plover Animation Inc. was formed on March 2, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results

as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Plover Animation Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that metaverse and NFT animations is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility
A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company's CEO also runs and operates another business, MintPrint LLC.
Currently, the CEO of Plover Animation, Jennifer Hotai Dale, spends approximately 30 hours per week with her company, MintPrint LLC, and 20 hours per week with Plover Animation. She currently needs funding to be able to focus on Plover Animation and

plans on transitioning more full-time to Plover in August 2022. At this time, MintPrint provides Jennifer's primary salary and she does not expect to take a salary from Plover Animation until the business has funding and is fully operational. This is an early-stage company that is in need of funding to develop.

The Company is focused on creating art content for Non-Fungible Tokens (NFTs). The NFT market is risky.
The Company is fundraising to develop original content for Web 3.0 and the metaverse. Within this Web 3.0, a popular product is an NFT. The metaverse is in its early stages and in general, early-stage industries contain risk/

There may be copyright and/or trademark risks associated with the art Plover Animation hopes to create.
Plover Animation plans to operate in a new industry, the metaverse. Along with any new industry, comes challenges related to Intellectual Property rights like copyright or trademarks. There may be risks associated with protecting Plover's rights in the future.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jennifer Hotai Dale	6,500,000	Common Stock	65.0%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,114,583 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,500,000 outstanding.

Voting Rights

One vote per share. Please see the voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 6,500,000
  Use of proceeds: Issuance of Founder's Shares
  Date: March 18, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Plover Animation will be able to operate the business until January 2023 if solely financed by the founder.

Foreseeable major expenses based on projections:

Subscription fees for development software:

Adobe Creative Cloud

Adobe 3D and AR Apps such as Substance 3D Painter

Shotgun animation management software

AI art generators such as Midjourney and Deep Dream Generator

Google Business Apps

Quickbooks Online subscription plans

Trello Business memberships

Toonboom memberships

Autodesk memberships

Hiring Expenses:

Key Hires: Metaverse Officer, NFT community manager, NFT project developer

Marketing:

Retainer marketing agency, such as Lemonade

Lead generation with an agency, like Full Throttle Falato Leads

Future operational challenges:

Our 12-month roadmap starts immediately after receiving seed funding of 5 million for working capital.

In the first month, we'll develop our company culture, which includes: Company policies, establishing the employee onboarding process, assessing our functional needs, and the 1st round of interviews and screenings of team members. We'd also take care of any legal and financial onboarding processes such as employment taxes and business license.

In the second month, we will be hiring our first team members, onboarding our partners, and partnering with a marketing agency to begin working on our strategies. Our workflow processes using the available software will be established with the managers on the team.

In the third month, we'll be contacting warm leads from our marketing strategies and with the people we've already spoken with prior to funding , then converting them into projects we'll be working on first.

In the fourth month we'll develop animation services and workflow with our team. The process will be defined by any existing art and animation projects we have collaborated with our partners.

In the following two months, we'll hire a metaverse developer to develop VR/XR services by building templates that will cater to many different branding campaign clients and for showcasing our films.

In month 7, we'll start pre-production for a simple, short film to test using our metaverse film experience template.

In month 10, we'll hire a manager who will be responsible for building a community of loyal fans for our work and engaging with the Metaverse communities.

In month 11, we'll animate and produce the short film for the metaverse template

In month 12, we'll test the short film on the template by launching it and assessing the results for further development in the following year.

Future challenges related to capital resources:

Payroll fees and taxes, and fees for hiring of non-U.S. citiziens.

Future milestones and events:

Here is our 5-year roadmap.

Our goal for the first year is to establish our presence in the Metaverse space. In the following years, we'll increase our number of projects by forming more partnerships. We will be creating collections to fund the production of our series, which would eventually be distributed on the metaverse and OTT. As we establish ourselves and expand our team, we'll be able to penetrate the big brand market for larger metaverse projects. We'll also be able to start developing multiple original animation series simultaneously with a larger staff. At 5 years, we plan to offer new cutting-edge services such as Virtual Production (which requires a virtual filming studio to be built) and Virtual Influencers (which requires motion-capture performers and equipment).

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

$1,738 cash on hand

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds will finance the cost of operations - payroll, software subscription fees, taxes, and any other expenses.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

All of the funds raised from the crowdfunding campaign will be necessary for the viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raised $10K, this is enough to pay for myself and one developer or artist for 1 month's work.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raised $1.07mil, this will allow us to build a small, core team of animators and metaverse/NFT developers. We can purchase software to compensate the workflow gaps for having a small animation team.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

There might be lines of credit for purchasing licenses for new software that will aid in the metaverse workflow.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $6,240,000.00

Valuation Details:

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering.

The valuation was calculated by using both the Scorecard (The Bill Payne Method) and Risk Factor Summation Methods. Reference: https://goodfield.com/four-valuation-methods-angel-investors

The scorecard result of $3.26M was based on our closest competitor, Spire Animation

Studios, who had a seed stage valuation of $4.5M.

Next, for the Risk Factor Summation Method, we took the $3.25M valuation and added values of $250K for each of the risk areas. The result is a Box Valuation of $6.26M.

Below are the factors that affected our valuation:

Market Growth & Trends

The global market value of the Metaverse was $47.69 billion in 2020.

It is expected to reach $828.95 billion in 2028 and register a revenue CAGR of 43.3% during the forecast period, 2021-2028.

The global animation market size is expected to hit around $587.1 billion by 2030, growing at a CAGR of 5.2% from 2022 to 2030. It was previously valued at $372.44 billion in 2021.

Sources: https://www.forbes.com/sites/forbestechcouncil/2022/03/22/five-industries-that-will-be-transformed-by-the-metaverse/?sh=72b75fdd4e40

https://www.precedenceresearch.com/animation-market

Comparable Competitor Companies

Our closest competitor, Spire Animation Studios, had a seed stage valuation of $4.5M. They were founded in 2020, privately held, have 35 employees, and are an early stage VC-backed company. Their latest deal amount was $20 million with a total of 3 investors.

The company makes animated feature films with heartfelt storytelling, captivating worlds, and inspiring characters, thereby enabling clients to entertain global audiences through animated feature films.

According to recent press releases and posts on LinkedIn, they will be creating films for the metaverse.

Source: https://pitchbook.com/profiles/company/433884-79#overview

The Value of the Company's Assets

There are no company's assets to be contributing value.

Management's Prior Achievements & Success

CEO and Founder, Jennifer Hotai, spent the last 20 years mastering graphic design software, previously running an advertising and creative services company, and creating concept art for various entertainment projects.

The team that she plans to hire has worked on over 110 projects, grossing $8.2 billion worldwide. Such projects include Dreamworks' The Adventures of Puss in Boots,

Cartoon Network's Harvey Birdman: Attorney at Law, Netflix series Skylanders Academy, Dreamworks' The Penguins of Madagascar, 60 Minutes, The CMT Music Awards, CBS Evening News, and XBOX 360's Ghostbusters video game, to name a few.

Business Partnerships & Relationships

We have two signed Letters of Intent with VRTalks and Pink Panda.

VRTalks is a global community united around the common goal of raising awareness for important XR initiatives that have a positive and meaningful impact on humanity. We're collaborating with them on co-branding, virtual venue projects, and showcasing our creations.

Pink Panda is an intricately designed mobile wallet, for creating a global, user-friendly, socially impactful entryway to decentralized finance(DeFi), NFTs, and the Metaverse. We're in collaboration with them about opportunities for NFT art and connections in the industry.

We are also interested in partnering with two additional companies.

Lootverse (a partner of Pink Panda) is a decentralized fantasy parallel world, where participants in NFT-powered attractions shape the story and culture of this alternate reality. We're in collaboration with them about NFT creation and other animation opportunities.

We are currently discussing a partnership with Sankofa Global Project for inclusion initiatives. Its mission is to increase the number of women and people of color in science, technology, engineering, art and math.

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. The company does not currently have any outstanding stock options, warrants, or convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.36 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *StartEngine Service Fees*
  96.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,069,999.68, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  48.0%
  We will be able to hire our team and contractors with these proceeds. This includes estimated payroll taxes.

- *Operations*
  36.5%
  Software, office supplies, travel expenses, legal & finance, and intangible costs (technology purchases, payroll, licenses, etc.).

- *Marketing*
  12.0%
  Fees for a marketing agency, publications, events, and website fees.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://ploveranimation.com/ (The About Us section).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/plover

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Plover Animation Inc.

[See attached]

Plover Animation Inc. (the "Company") a South Carolina Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Period Ended April 30, 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Plover Animation Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of April 30, 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the short period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 20, 2022
Vincenzo Mongio

Statement of Financial Position

	As of April 30, 2022
ASSETS	
Current Assets	
Cash and Cash Equivalents	1,738
Other Assets	5
Total Current Assets	1,743
TOTAL ASSETS	1,743
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	-
TOTAL LIABILITIES	-
EQUITY	
Common Stock	2,000
Accumulated Deficit	(257)
Total Equity	1,743
TOTAL LIABILITIES AND EQUITY	1,743

Statement of Operations

	Short Period ended April 30, 2022
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
General & Administrative	257
Total Operating Expenses	257
Net Income (loss)	(257)

Statement of Cash Flows

	Short Period ended April 30, 2022
OPERATING ACTIVITIES	
Net Income (Loss)	(257)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Other	(5)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(5)
Net Cash provided by (used in) Operating Activities	(262)
FINANCING ACTIVITIES	
Sale of Stock to Founder	2,000
Net Cash provided by (used in) Financing Activities	2,000
Cash at the beginning of period	-
Net Cash increase (decrease) for period	1,738
Cash at end of period	1,738

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 3/2/22	-	-	-	-	-
Issuance of Common Stock	6,500,000	2,000	-	-	2,000
Additional Paid in Capital	-		-	-	-
Net Income (Loss)	-	-	-	(257)	(257)
Ending Balance 4/30/2022	6,500,000	2,000	-	(257)	1,743

Plover Animation Inc
Notes to the Unaudited Financial Statements
April 30th, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Plover Animation Inc. ("the Company") was formed in South Carolina on March 2nd, 2022. The Company plans to earn revenue by providing animation and art services in the metaverse space, such as NFTs (Non-Fungible Tokens) and virtual world digital assets. The Company's headquarters is in Myrtle Beach, South Carolina. The Company's customers will be located around the United States, Canada, and other countries around the world.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

No Debt.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	-
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.001 per share. 6,500,00 shares were issued and outstanding as of 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 2,000,000 of preferred shares with a par value of $0.00001 per share. No shares were issued or outstanding as of 2022.

Voting: Voting rights for Preferred Shares have not yet been codified.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to April 30, 2022, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 20, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Plover Animation

Shaping the future of animation.



We Believe
We Will
DEFINE
How We View The
METAVERSE
ART & ANIMATIONS FOR NFTS
AND INTERACTIVE WORLDS
This is a computer generated image,
the product is still currently under development and not yet available.

Website | Myrtle Beach, SC | FILM & VIDEO

Plover Animation creates animated content for Web3.0 virtual worlds, NFTs, and the next generation of films. The company is made up of 20+ artists, animators, writers, and producers whose previous body of work includes a collective 110+ projects, grossing $8.2 billion worldwide. Plover is pre-revenue but gaining traction with developing partnerships in the Metaverse industry.

$0.00 raised

0 Investors	$6.24M Valuation
$0.96 Price per Share	$248.64 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Plover Animation aims to be the premiere NFT animation studio for NFT collectors and blockchain companies, having Letters of Intent with HumanityXR and Pink Panda (a mobile DeFi wallet company) for future partnerships.

- The Metaverse is expected to grow from $47.69 billion (in 2020) to $828.95 billion in 2028 (source), while the global animation market is expected to grow from $372.44 billion (in 2021) to $587.1 billion by 2030 (source).

- Prior to joining Plover Animation, our team and consultants have worked on over 110 projects for major studios, which have grossed $8.2 billion worldwide. Such projects include Dreamworks' Puss in Boots, Dreamworks' The Penguins of Madagascar, 60 Minutes, The CMT Music Awards, CBS Evening News, XBOX 360's Ghostbusters video game and many others.

Overview

Next generation animation for the Metaverse

Plover Animation creates content for virtual worlds built on blockchain technology. This new frontier commonly referred to as "the Metaverse", is an interactive digital space, created to facilitate connections and interactions among people and brands worldwide. Plover Animation is an early stage company and pre-revenue.



Plover Creates
Animated Content
For The Metaverse

*This is a computer generated image, the product is still currently under development and not yet available.

CEO, Jennifer Hotai, studied animation from a young age and founded her advertising agency in 2015, where she created an animated series to promote advertising to clients. In 2021, Plover Animation was finally born, and today the company is operated and supported by an experienced, diverse, female-led team, many of whom are alumni of major entertainment studios like Disney, Bento Box, Dreamworks, Sony, Titmouse, and more.



Plover Animation's
Market Fit
Team Members Prior Projects Profit Over $8.5B
The animation team has worked on projects that have grossed over $8.5B total worldwide.
Metaverse Market Expected To Reach $828B By 2028
The global market value of the Metaverse was $47.69B in 2020 & is expcted to reach $828B.
$372B+ Animation Market Opportunity
Global animation is a $372B+ market opportunity in 2021. The global OTT market size was valued at $121.6B in 2019 and is projected to reach $1,039.03 billion by 2027

(source, source)



Plover Animation 60 Sec Team Show Reel
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Watch on YouTube

*This show reel is the collective prior work of Plover Animation's team of consultants: Nathalia Lemotte (animation) - Fantasy Patrol Nathalia Lemotte (animation) - The Penguins of Madagascar Naeem Tahir (animation) - Mortal Kombat 11: Aftermath Norman Lemes (animation) - The Adventures of Puss in Boots Logan Webb (animation) - Tapped Out Rodrigo Chapoy (animation) - Bear With Me Remi Rabilat (3D art and animation) - Personal work Andrew Wilson (motion graphics) - Tampa Bay Lightning Andrew Wilson (animation) - Pulsar Quasar Jason Kruse (animation) - Monster Quest Stephanie Hardy (2D art and animation) - Hungry for Cupcakes Megan Adams (2D art and animaton) - HipGirl Daniel Napoli (2D art and animation) - Personal work Jennifer Hotai (animation) - Carolina Bulletin News Patrick Hegarty (writer) - Skylanders Academy Stacy Barton (writer) - Club Evil

Plover Animation plans to create high-quality digital art for NFTs (Non-Fungible Tokens), virtual world assets (such as environments and characters), and animated films. Our goal is to become the premiere NFT animation studio for NFT collectors and blockchain companies.

The Problem

Metaverse animators are in high demand

The Metaverse is an exploding new industry, still in its baby stages. There is a huge need for content to appeal to the next generation of internet users, and animators play a central role in how this new virtual reality will be configured (source).

With a growing demand for high-quality art assets, we see that many companies will need to outsource their animation in order to create thousands of digital assets for a virtual world or NFT collection. Plus, we anticipate that there will be a high demand for animated films developed for Metaverse distribution.

Another problem we aim to tackle is the lack of representation in the animation industry. Our projects will address the historical lack of inclusivity for people of color, while our inclusion initiatives will ensure that we hire a diverse staff of women and people of color.


A Two-Fold Problem
1
A New Industry Has Been Born, And With It Comes Rising Demand To Create Its Content.
2
The Animation Industry Lacks Diversity & Inclusivity In Its Content & Staff.

(source, source)

THE SOLUTION

Plover Animation offers a wide array of animation services to meet the needs of the Metaverse marketplace

Our services will include NFT (non-fungible token) animations, Metaverse art assets, animated series and films, commercials, and game animations.



We Believe
Plover Will Define How We View The Metaverse
Innovation
How We Will Provide Value
Create high-quality animated series for the Metaverse, OTT streaming and commercial video businesses
Premiere NFT animation studio for NFT collectors and blockchain companies
Our animation studio will provide much-needed economic growth and tech jobs to low-income areas

*This is a computer generated image, the product is still currently under development and not yet available.

Using a B2B business model, we will offer clients the following packages:

- **Tier 1:** Large Studios, Big Brands, and Films/Series
- $50M to $140M
- **Tier 2:** Medium-Sized Studios and Game Developers
- $225K to $1M
- **Tier 3:** Small Projects and NFT Marketplaces $10K to $100K

Our collections will be common commodities awarded to players of games, which will use blockchain technology. Moving forward, we will create NFT collections for similar companies, as well as for our partner Pink Panda (a user-friendly mobile DeFi wallet company).



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*This is a computer generated image, the product is still currently under development and not yet available. All artwork is the work of Jennifer Hotai.

The technology to create NFTs is available for our team to create either AI generated art, or to design the art ourselves.

The Market

Both the Metaverse and the animation industry are poised for massive growth

The global market value of the Metaverse was $47.69 billion in 2020 and is expected to reach $828.95 billion in 2028 (source). This means major opportunities for animation studios, as companies outsource 3D modeling and animation assets such as avatars, long and short-form animated videos, environment models, interactive props, animated NFTs, and more.

The top five industries that will be most revolutionized by the Metaverse are gaming, media/entertainment, e-commerce/retail, manufacturing, and architecture/engineering (source). The global animation market, previously valued at $372.44 billion in 2021, is expected to reach close to $587.1 billion by 2030, growing at a CAGR of 5.2% from 2022 to 2030 (source).


17X
The global market value of the Metaverse is expected to grow 17X from 2020-2028 and hit
$828.95 B
1.5X
The global animation market is expected to grow 1.5X from 2021-2030 and hit
$587.1 B

This that means, Plover Animation intends to target blockchain companies, Metaverse platforms, major brands, and entertainment studios. **We believe our value lies in the quality of our content, the deep industry experience of our team and consultants and the heart of our mission**. We aim to be the premiere NFT animation studio for NFT collectors and blockchain companies, and deliver only the highest quality animated series for the Metaverse, OTT streaming, and commercial videos. In addition, we will consciously work to bring more diversity and inclusion to the animation industry and provide much-needed economic growth and tech jobs to low-income areas.


5 Year
Anticipated Roadmap
Form Partnerships
Establish NFT & Metaverse Services
Increase Partnerships
Create NFT Collections
Expand Our Team
Develop New Services

OUR TRACTION

We believe our team members and consultants are some of the most experienced in the entertainment industry

On March 2nd, 2022, Plover Animation, Inc. was incorporated as a C-Corp. Shortly after, we signed Letters of Intent with HumanityXR and Pink Panda for future partnerships.

To give a bit of background on the company, CEO and Founder, Jennifer Hotai, spent the last 20 years mastering graphic design software, previously running an advertising and creative services company, and creating concept art for various entertainment projects.

Today, she leads an incredible team of consultants that has worked on over 110 projects, grossing $8.2 billion worldwide. Such projects include: *Dreamworks' The Adventures of Puss in Boots, Cartoon Network's Harvey Birdman: Attorney at Law, Netflix series Skylanders Academy, Dreamworks' The Penguins of Madagascar, 60 Minutes, The CMT Music Awards, CBS Evening News*, and *XBOX 360's Ghostbusters* video game, to name a few.



OUR TEAM MEMBERS WORKED ON AAA-QUALITY PROJECTS
CBS EVENING NEWS
NORAH O'DONNELL
60 MINUTES
SKYLANDERS
GHOSTBUSTERS
blur
food
Harvey Birdman
ATTORNEY AT LAW

Why Invest

Plover Animation aims to play a major role in defining how the Metaverse is viewed

We believe Web3.0 is only in its beginning stages and our goal is to play a major role in shaping how the next generation uses the internet. By Q3 of 2022, we anticipate having our Metaverse short film concept in place, as well as building and launching an original NFT collection. By Q4 of 2022, we anticipate hiring a community manager, animating our Metaverse short film and testing the film within the Metaverse.

In this seed round, we are raising the capital needed to support our talented team and purchase software licenses for art creation and workflow tools, which are an instrumental part of creating our high-quality animation and art assets.


Help Grow What We Believe Will Become A
Metaverse Animation Powerhouse.

*This is a computer generated image, the product is still currently under development and not yet available.

With the global Metaverse market value expected to reach $828.95 billion in 2028, our investors will have the opportunity to help grow what we believe will become a Metaverse animation powerhouse.

We believe there will be a high-demand for media companies to generate high-quality art assets for the different Metaverse platforms, the companies who advertise on there, and virtual money (or NFTs). Plover Animation is ready to rise to the challenge!

Will you help us shape the future of animation?

Our Company Launches!

Incorporated as a C-Corp

March 2022

April 2022

Partnered with Pink Panda and VRTalks

We formed partnerships with the crypto wallet company Pink Panda, and the metaverse events community VRTalks.

In the Press

WMBF NEWS

SHOW MORE

Meet Our Team



Jennifer Hotai

CEO, President, Treasurer, Secretary, Director

Jennifer is the Founder/CEO of Plover Animation.

She has been using graphic design software for over 20 years, created an advertising & creative services company on a bootstrap budget, and has concept art experience for various entertainment projects.

Her passions are team building and creativity, with the goal to empower others and be part of building exciting new worlds.

Currently, Jennifer spends approximately 30 hours per week with her company, MintPrint LLC, and 20 hours per week with Plover Animation. She currently needs funding to be able to focus on Plover Animation and plans on transitioning more full-time to Plover in August 2022. At this time, MintPrint provides Jennifer's primary salary and she does not expect to take a salary from Plover Animation until the business has funding and is fully operational. This is an early-stage company that is in need of funding to develop.



Andrew Wilson

2D Animation Consultant

Andrew has over 20 years of experience working in Animation. He started his career off as a traditional animator using an Animation Disc, Acme punched paper, andflipping 3 sheets of paper as he drew. He has been fortunate to have worked on classic Hanna Barbera, Cartoon Network, Adult Swim, and Disney characters in hiscareer.

He has worked on animated commercials, TV shows, and have spent many years working in the gaming industry on both children's educational titles and consolegames for Sony PlayStation. He has experience in both 2D and 3D but his passion is 2D animation.

He has experience with animation, storyboarding, character design, and managing creative teams. He looks forward to being a part of this newly developed creative team to bring new stories and creative visions to life through animation.



Nathalia Lemotte

Senior 3D Consultant

Nathalia loves what she does. She loves to to grow, learn, be challenged. She believes that at the end of the day it does not matter on what kind of a project you workon, big or small team. It matters that you where passionate about it. That you believed in your project, inspired by the vision and by people who feel alike.

She has been working in the animation industry for 10+ years and has gathered experience in the field of TV shows and commercial, games and a little feature.



Jason Kruse

Character Designer & Storyboard Consultant

Jason Kruse is an animation industry veteran with over 20 years of experience working in everything from film to television to comic books. Currently, he is illustrating for Sketchy, LLC, creating cartoons to help medical students in their studies. Prior to that, he worked as a Character Designer and Concept Artist on an upcoming, unannounced "Lego" television series with Pure Imagination studios. He also worked on various other television properties including "Muppet Babies", "Duncanville", and "Chicago Party Aunt".

Jason is also experienced in the NFT art space. He illustrated and did art direction on various designs and environments for a lineup of NFTs utilizing environmentally friendly practices for Niftyco.io. He created designs and accessories for a line up of NFTs for Echo Bridge. He also illustrated a number of characters for "CryptoKitties" from Dapper Labs.

He also worked on such game titles as "Dino Life", "Animal Jam", and "Ratatouille" for Gameboy Advance as well as its sequel, "Ratatouille: Food Frenzy". In addition, he has worked as an animator and storyboard artist on such films as "Fast Five", "Stuart Little", "Cats and Dogs" and "The Barnyard".

In the comic book world, he is an Eisner Award, Harvey Award and Comics Buyers Guide Award-nominated illustrator on such published titles as "Scratch9", "The World of Quest" and "Batman: Arctic Attack". "The World of Quest" was also adapted for television and aired in the Spring of 2007 on the Kid's WB and continued to air for a second season internationally.



Joseph Goldsmith

Audio Consultant

Joseph Goldsmith is the composer and audio engineer at Plover Animation. Alongside his university degrees and professional accolades, Joseph is a full time dad, husband, soldier, and was fortunate to be a GRAMMY-Nominated music educator. In his military service, he handles the public affairs and marketing for the 3rd Battalion of the South Carolina State Guard.

Through his 12 year tenure as a middle and high school choir director, world music/ethnomusicology and multimedia teacher, Joseph gained much insight into the life of children and adolescents. Now at home, his young children continue to unveil their own spin on life and remind him of his own childhood all of which culminates into a perpetual state of wonder for stories; and the telling of them.

With much anticipation and excitement, Joseph is optimistic about his future with Plover Animation, the creative team, and the stories to be shared with the world! While having a decaf espresso, of course.



Patrick Hegarty

Writing Consultant

With a wealth of experience in many different genres and media, Patrick Hegarty will be joining the team as Senior Writer. Patrick is an award-winning game andscreenwriter, penning the game scripts for such titles as GHOSTBUSTERS, BLUR RACING, CARS, SPIDERWICK CHRONICLES, RATATOUILLE, ERAGON, and manymore.

His feature family screenplay, The Maltese Franklins, was named top 1% of more than 600 submissions in the Screencraft Family Screenplay Competition. His action-drama screenplay, FLOWER OF FIRE, won the prestigious Austin Film Festival Screenplay Competition as well as the Filmmakers International WritingContest. His action thriller screenplay, S.T.E.A.L., was named to The Hit List as one of the best spec screenplays in Hollywood, as voted on by major developmentexecutives, including Ridley Scott's Scott Free Productions, Brad Pitt's Plan B, and J.J. Abram's Bad Robot.

Hegarty is also the author of a literary novel entitled THE DAZZLE OF THE LIGHT (Wexford College Press, 2003), and co-author of WAR ROOM to BOARDROOM:LEADERSHIP LESSONS FROM WEST POINT'S WARRIOR CLASS.

Prior to his work as a writer, Hegarty was a backup quarterback for the Denver Broncos before



Stacy Barton

Writer & Consultant

Stacy loves a good story—hearing it, seeing it, shaping it, sharing it—how it comes to life with an audience. A 'swiss army knife' of storytellers, at home in anycollaboration, she's spent 20 years writing live shows, animated short fi lms, and immersive experiences for Disney, SeaWorld, Ringling Circus, and many othersaround the world.

Her extensive work with corporate clients means she's also at home crafting stories for non-entertainment companies, helping hundreds of organizations deliver theirmessages in memorable ways.

Thrilled to bring her passion for entertainment and her understanding of story branding to this animation team, Stacy is ready to make a little magic, just for you.Whether you're a non-profi t, a Fortune 500 company, an association, or anything in between, her pen is poised and ready to tell your story in an engaging way.



Peter Kusiak

Chief Business Strategy Consultant

He will be designing and implementing business strategies, plans, and procedures to propel revenue and growth for Plover Animation. Working closely with Jennifer(CEO), he plans to oversee day to day operations, lead a team of diverse and talented people, and promote policies that align with the company culture and growth plans.

His experience lends perfectly with this role as he has been heavily involved in managing and developing business operations for more than 15 years. Having theperfect blend of corporate franchising experience, business coaching and owning/growing his own franchised businesses, he knows what it takes to get a business from start-up to fi nancial success and beyond. He has assisted with and coached more then 100 new business openings and have propelled business owners and franchise organizations into MM revenue generators.

As a "fun forward" thinker, he loves finding the fun in all things he does. He can't think of a more fun and exciting venture then to combine his love for business with an animation studio. Being associated with so many creative people, producing high quality products



Michael Mumbauer

Advisor

Michael is on the Board of Advisors for Plover Animation.

Co-Founder of That's No Moon, Entrepreneur, Entertainment & Tech Innovator, Successful Leader with a Vision for 360° Eco-system of Games, Film, Streaming & Music on Blockchain utilizing NFT's.



Agha Hamza

Advisor

Agha is on the Board of Advisors for Plover Animation.

Experienced Venture Builder and Program Manager, Member Management Board at World Summit Awards, Specialist at S&P Global Market Intelligence

Offering Summary

Company	Plover Animation Inc.
Corporate Address	2848 Ophelia Way, Myrtle Beach, SC 29577
Offering Minimum	$9,999.36
Offering Maximum	$1,069,999.68
Minimum Investment Amount (per investor)	$248.64

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,416
Maximum Number of Shares Offered	1,114,583
Price per Share	$0.96
Pre-Money Valuation	$6,240,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Amount-Based:

$500+ Beach Hatchling

Access to "Plover Flock" Discord community channel

Name recognition on the investors page of our website

$1,000+ Fluff Ball With Legs

5% bonus shares

Access to "Plover Flock" Discord community channel

Name recognition on the investors page of our website

10% off animation services

$2,500+ Happy as a Clam Hunter

10% bonus shares

Access to "Plover Flock" Discord community channel

Name recognition on the investors page of our website

15% off animation services

$10,000+ Sand Scurrier Master

15% bonus shares

Access to "Plover Flock" Discord community channel

Name recognition on the investors page of our website

20% off animation services

$25,000+ Plover Flock Leader

20% bonus shares

Access to “Plover Flock” Discord community channel

Invitation to attend quarterly investor calls

Invitation to attend and be a sponsor of virtual or in-person community events

One-on-one meeting with the CEO

Name recognition on the investors page of our website

25% off animation services

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Plover Animation Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.96 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $96. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE OF SOUTH CAROLINA
SECRETARY OF STATE

ARTICLES OF INCORPORATION

TYPE OR PRINT CLEARLY IN BLACK INK

1. The name of the proposed corporation is Plover Animation Inc.

2. The initial registered office of the corporation is 1591 Savannah Highway, Suite 201
Street Address

City	County	State	Zip Code
Charleston	Charleston	South Carolina	29407

and the initial registered agent at such address is United States Corporation Agents, Inc.
Print Name

I hereby consent to the appointment as registered agent of the corporation:

Cm
Agent's Signature By: Cheyenne Moseley, Assistant Secretary

3. The corporation is authorized to issue shares of stock as follows. Complete "a" or "b", whichever is applicable:

a. ☐ The corporation is authorized to issue a single class of shares, the total number of shares authorized is ____________.

b. ☒ The corporation is authorized to issue more than one class of shares:

Class of Shares	Authorized No. of Each Class
Common	10,000,000
Preferred	2,000,000

The relative right, preference, and limitations of the shares of each class, and of each series within a class, are as follows:

Shares of Preferred Stock may be issued in one or more series from time to time by the board of directors, and the board of directors may determine, in whole or part, the preferences, limitations, relative rights and distinguishing designations of each series of Preferred Stock before the issuance of any shares of Preferred Stock in such series. The corporation shall file articles of amendment setting forth the terms of the series of Preferred Stock designated by the board of directors before the issuance of such shares.

4. The existence of the corporation shall begin as of the filing date with the Secretary of State unless a delayed date is indicated (See Section 33-1-230(b) of the 1976 South Carolina Code of Laws, as amended) ____________________

Plover Animation Inc.
Name of Corporation

5. The optional provisions, which the corporation elects to include in the articles of incorporation, are as follows (See the applicable provisions of Sections 33-2-102, 35-2-105, and 35-2-221 of the 1976 South Carolina Code of Laws, as amended).

6. The name, address, and signature of each incorporator is as follows (only one incorporator is required):

a. LegalZoom.com, Inc.
Name

101 N. Brand Blvd., 11th Floor, Glendale, CA 91203
Address

Cm
Signature Cheyenne Moseley, Assistant Secretary of LegalZoom.com, Inc. (Incorporator)

b. ______________________
Name

____
Address

____
Signature

c. ______________________
Name

____
Address

____
Signature

7. I, Kelly J. Brown, an attorney licensed to practice in the state of South Carolina, certify that the corporation, to whose articles of incorporation this certificate is attached, has complied with the requirements of Chapter 2, Title 33 of the 1976 South Carolina Code of Laws, as amended, relating to the articles of incorporation.

Date 2/28/2022

Kelly J Brown
Signature

Kelly J. Brown
Type or Print Name

6201 Fairview Rd, Ste. 330
Address

Charlotte, NC 28210

(800) 481-2180
Telephone Number

Plover Animation Inc.
Name of Corporation

5. The optional provisions, which the corporation elects to include in the articles of incorporation, are as follows (See the applicable provisions of Sections 33-2-102, 35-2-105, and 35-2-221 of the 1976 South Carolina Code of Laws, as amended).

6. The name, address, and signature of each incorporator is as follows (only one incorporator is required):

a. LegalZoom.com, Inc.
Name

101 N. Brand Blvd., 11th Floor, Glendale, CA 91203
Address

Cm
Signature Cheyenne Moseley, Assistant Secretary of LegalZoom.com, Inc. (Incorporator)

b. ______________________
Name

____
Address

____
Signature

c. ______________________
Name

____
Address

____
Signature

7. I, Kelly J. Brown, an attorney licensed to practice in the state of South Carolina, certify that the corporation, to whose articles of incorporation this certificate is attached, has complied with the requirements of Chapter 2, Title 33 of the 1976 South Carolina Code of Laws, as amended, relating to the articles of incorporation.

Date 2/28/2022

Kelly J Brown
Signature

Kelly J. Brown
Type or Print Name

6201 Fairview Rd, Ste. 330
Address

Charlotte, NC 28210

(800) 481-2180
Telephone Number

1350

STATE OF SOUTH CAROLINA
DEPARTMENT OF REVENUE

INITIAL ANNUAL REPORT OF CORPORATIONS

CL-1
(Rev. 9/7/10)
3134

Office Use Only
File Number ____ ENDING PERIOD ____ Month Year SID Number ____

Date "Application for Charter" filed with Secretary of State MAR 02 2022 For Secretary of State Use Only
Date of "Request for authority to do business in this state" (Foreign Corp.) ____
FEIN To Be Applied For Business Code ____ (Office Use Only)

☐ Check if subchapter S election

NAME OF CORPORATION **Plover Animation Inc.** Telephone # (843) 580-2291

PHYSICAL ADDRESS OF HEADQUARTERS (NUMBER AND STREET)	MAILING ADDRESS FOR TAX CORRESPONDENCE
2848 Ophelia Way	2848 Ophelia Way
CITY AND STATE / ZIP / COUNTY: Myrtle Beach, SC 29577, Horry	CITY AND STATE / ZIP: Myrtle Beach, SC 29577

1. State of incorporation: South Carolina 2. **Indicate month corporation closes its books:** December
3. Nature of principal business in SC: Animation studio.
4. Location of registered office of the corporation in the state of SC is in the city of Charleston
   Registered agent at such address is United States Corporation Agents, Inc.
5. Location of principal office in SC (street, city, zip and county): 2848 Ophelia Way, Myrtle Beach, SC 29577, Horry
6. Date business commenced in SC: upon incorporation **Effective Date of Incorporation:**
7. If a professional corporation, are all shareholders, one-half of the directors (or individuals functioning as directors) and all officers (other than the secretary and treasurer) qualified to practice the professional services engaged in by the corporation?
8. The names and business addresses of the directors (or individuals functioning as directors) and principal officers in the corporation are:

Name/Title	Business Address and Office
Jennifer Dale, President	2848 Ophelia Way, Myrtle Beach, SC 29577, Horry
Jennifer Dale, Treasurer	2848 Ophelia Way, Myrtle Beach, SC 29577, Horry
Jennifer Dale, Secretary	2848 Ophelia Way, Myrtle Beach, SC 29577, Horry
Jennifer Dale, Director	2848 Ophelia Way, Myrtle Beach, SC 29577, Horry

9. The total number of **authorized shares** of capital stock itemized by class and series, if any, within each class as follows:

Number of Shares	Class	Series
10,000,000	Common	
2,000,000	Preferred	

10. The total number of issued and outstanding shares of capital stock itemized by class and series, if any, within each class is as follows:

Number of Shares	Class	Series
0	Common	
0	Preferred	

1. Fee due with this report	1.	25.00
2. Interest due	2.	
3. Penalty due	3.	
4. **Total - Due**	4.	25.00

See instructions for payment and mailing.

ATTACH REMITTANCE HERE

AFFIDAVIT

I, the undersigned incorporator or principal officer of the corporation for which this return is made, declare that this return, including accompanying statements and schedules, has been examined by me and is to the best of my knowledge and belief a true and complete return made in good faith.

Cheyenne Moseley
THIS RETURN PREPARED BY

Cm
SIGNATURE OF INCORPORATOR OR OFFICER AUTHORIZED TO SIGN

2/22/2022
DATE

Assistant Secretary, of LegalZoom.com, Inc. (Incorporator)
TITLE

31341027